October 4, 2024

Luke D   Angelo
Chief Executive Officer
AppTech Payments Corp.
5876 Owens Avenue
Suite 100
Carlsbad, California 92008

       Re: AppTech Payments Corp.
           Registration Statement on Form S-1
           Filed September 27, 2024
           File No. 333-282388
Dear Luke D   Angelo:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Andrew M. Tucker, Esq.